SCHEDULE 14A
            Proxy Statement Pursuant to Section 14(a)
             of the Securities Exchange Act of 1934

                  Filed by the Registrant [   ]
         Filed by a Party other than the Registrant [X]

                   Check the appropriate box:
                [   ] Preliminary Proxy Statement
                 [X] Definitive Proxy Statement
               [X] Definitive Additional Materials
 [   ] Soliciting Material Pursuant to Section 240.14a-ll(c) or
                       Section 240.14a-12

              Family Steak Houses of Florida, Inc.
        (Name of Registrant as Specified In Its Charter)
                     Bisco Industries, Inc.
(Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):

[   ] $125 per Exchange Act Rules 0-1 I(c)(l)(ii), 14a-6(i)(1), or
14a-6(i)(2).

[   ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3)

[   ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11

1) Title of each class of securities to which transaction applies:

2)   Aggregate number of securities to which transaction applies:

3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:


4)   Proposed maximum aggregate value of transaction:



     [   ]  Check box if any part of the fee is offset as provided
     by Exchange Act Rule 0-1 I(a)(2) and identify the filing for which the offering fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     1)   Amount Previously Paid:


     2)   Form, Schedule or Registration Statement No.:

     3)   Filing Party:

     4)   Date Filed:












                 CONSENT SOLICITATION STATEMENT
                               OF
                     BISCO INDUSTRIES, INC.

     This Consent Solicitation Statement (the "Consent Statement") and the accompanying form of written consent are furnished by Bisco Industries, Inc., an Illinois corporation ("Bisco"), in connection with the solicitation by Bisco from the holders of shares of common stock, par value $.01 per share (the "Shares"), of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), of written consents ("Consents") to take the following actions (collectively, the "Proposals") without a shareholders' meeting, as permitted by Florida law:

     1. To repeal the Amended and Restated Bylaws recently adopted by the Board of Directors (the "Board") and any other bylaws or amendments to bylaws adopted without shareholder approval subsequent to November 27, 1985 and prior to the effectiveness of the actions taken by the Consents (the "Bylaws Repeal Proposal"). The bylaws adopted by the Board on November 27, 1985 shall become the Company's bylaws, subject to the amendments proposed herein;

     2.   To amend the Company's bylaws to provide that Section
          607.0902 of the Florida Business Corporation Act (the "Control Share Act") shall not apply to control share acquisitions of shares of the Company (the "Control Share Proposal");

     3. To amend the Company's bylaws to require the Company to redeem the "poison pill" recently adopted by the Board and require prior shareholder approval for adoption of any "poison pill" or similar anti-takeover measure in the future (the "Proposal to Revoke Poison Pill"); and

     4. To amend the Company's bylaws to provide that the bylaws shall not be subject to amendment or repeal by the Board (the "Further Bylaws Proposal").

     On March 6, 1997, Bisco commenced a tender offer to purchase (the "Offer") up to 2,600,000 Shares for $0.90 net per Share in cash, upon the terms and subject to the conditions set forth in an Offer to Purchase dated March 6, 1997, as amended from time to time (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal"). As more fully described below in this Consent Statement, adoption of the Proposals is necessary, among other things, to ensure that shareholders who desire to tender their Shares to Bisco pursuant to the Offer will have the opportunity to do so. See "Background and Reason for the Solicitation." Bisco currently does not intend to accept shares for payment pursuant to the Offer unless the proposals are adopted.

YOUR FUTURE SHAREHOLDER VALUE IS AT STAKE. BISCO URGES YOU TO SIGN, DATE AND RETURN THE ACCOMPANYING GOLD CONSENT FROM TODAY, WHETHER
OR NOT YOU INTEND TO TENDER YOUR SHARES PURSUANT TO THE OFFER.

     The record date for the Consent solicitation is April 30, 1997 (the "Record Date"). Each Proposal will be adopted if the holders of a majority of the outstanding Shares at the close of business on the Record Date submit Consents to such Proposal. See "General Information About Solicitation of Consents-Record Date" and "- Consents Required; Effectiveness." This Consent Statement and the accompanying GOLD Consent form are first being furnished to shareholders on or about April 29, 1997.

     If your Shares are held in the name of a brokerage firm, bank, nominee or other institution, only that entity can execute a Consent. Accordingly, please contact the person responsible for your account and give instructions for a Consent to be signed representing your Shares. Bisco urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Garland Associates, Inc., so that Bisco will be aware of all instructions given and can attempt to ensure that such instructions are followed.

QUESTIONS CONCERNING THIS CONSENT STATEMENT OR THE ACCOMPANYING
CONSENT SHOULD BE DIRECTED TO GARLAND ASSOCIATED, INC., (800) 455-6034 (TOLL FREE) OR (212) 866-0095 (COLLECT).


           BACKGROUND AND REASON FOR THE SOLICITATION

Bisco's Tender Offer

     On March 6, 1997, Bisco commenced the Offer for up to 2,600,000 Shares for $0.90 net per Share in cash. The purpose of the Offer is to acquire a significant equity interest in the Company and to influence the management and direction of the Company. Bisco has no present intention to seek to acquire the entire equity interest in the Company or to consummate a merger or other business combination transaction between the Company and Bisco or any of its affiliates. The Offer is subject to certain terms and conditions described in the Offer to Purchase, including that (i) Bisco shall be satisfied, in its reasonable discretion, that the Control Share Act is inapplicable to the Offer, or that the Control Share Act will not deny voting rights to the Shares acquired by Bisco in the Offer (the "Control Share Condition"),
(ii) the Company shall not have issued, distributed or sold, or authorized or proposed the issuance, distribution or sale of, additional Shares (subject to certain exceptions), shares of any other class of capital stock or other equity interests, other voting securities, debt securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, and (iii) the Company's Articles of Incorporation and Bylaws shall not have been amended.

     On March 4, 1997, the last full trading day prior to the commencement of the Offer and public announcement of the terms of the Offer, the closing sales price per Share on the Nasdaq National Market was $0.875. On April 24, 1997, the closing sales price per Share on The Nasdaq National Market was $0.8125. Shareholders are urged to obtain a current market quotation for the Shares.

     Under the guise of protecting the shareholder's interests, the Board has refused to "opt out" of the Control Share Act to allow Bisco to vote any Shares it may acquire in the Offer and has adopted several anti-takeover measures in response to the Offer, including a "poison pill." See "-The Board's Response to the Offer." As a result of the Board's actions, Bisco's acquisition of Shares pursuant to the Offer, in the absence of the shareholders consenting to the actions described herein or the Board agreeing to the Offer, would be impracticable. Bisco currently contemplates that Shares will not be accepted for payment pursuant to the Offer until all of the conditions of the Offer, including those described above, have been satisfied.

     Complete information about the Offer is contained in the Offer to Purchase, which is available upon request from the Information Agent for the Offer, Garland Associates, Inc., and in the Tender Offer Statement on Schedule 14D-1, which was filed by Bisco with the Securities and Exchange Commission (the "Commission") on March 6, 1997, as amended (the "Schedule 14D-1"). Pursuant to Rule 14d-5 under the Securities Exchange Act of 1934, as amended, the Company elected to mail Bisco's tender offer materials to holders of the Shares. Bisco believes that the Company has mailed to each holder of Shares the copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials that Bisco furnished to the Company. The Schedule 14D-1 may be obtained from the Commission, upon payment of the Commission's customary charges, by writing to its principal office at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. The Schedule 14D-1 is also available for inspection and copying at the Commission's principal office at the above address and at its regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and may be accessed electronically on the World Wide Web at http://www.sec.gov.

THIS CONSENT STATEMENT IS NEITHER A REQUEST FOR THE TENDER OF
SHARES, NOR AN OFFER WITH RESPECT THERETO. THE OFFER IS BEING MADE ONLY BY MEANS OF THE OFFER TO PURCHASE AND THE RELATED LETTER OF
TRANSMITTAL.


The Board's Response to the Offer

     On March 19, 1997, the Board responded to the Offer. The Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 (such statement, as subsequently amended on March 20, 1997, is referred to herein as the "Schedule 14D-9") and a Registration Statement on Form 8-A (such registration statement, as subsequently amended on March 20, 1997, is referred to herein as the "Form 8-A") on that date.

     According to the Schedule 14D-9, the Board decided at a March 18, 1997 meeting not to "opt out" of the Control Share Act with respect to any Shares acquired by Bisco pursuant to the Offer. The
Schedule 14D-9 also disclosed that the Board had adopted an anti-takeover plan commonly referred to as a "poison pill" (the "Poison Pill"). The Poison Pill purportedly was adopted on February 11, 1997, although no disclosure of such adoption was made until March 19, 1997, almost two weeks after Bisco commenced the Offer. The
Schedule 14D-9 also disclosed that the Board had adopted Amended and Restated Bylaws to implement certain anti-takeover measures.

     The Board recommended that shareholders reject the Offer on the basis that it had unanimously determined that the Offer was "inadequate" and "not in the best interests of [the Company] and its shareholders." The Board purportedly considered a variety of factors in deciding to reject the Offer, including, among other things, the range of values for the Company revealed in a valuation study prepared by a nationally-recognized investment banking firm (which concluded, after employing five different valuation methodologies, that the $0.90 per Share offered by Bisco was "within the range of value of the Company"). The Board determined that it should explore negotiations with Bisco to better determine Bisco's plans for the Company. The Board also determined that, given additional time, it could negotiate a better deal than the Offer and that the Company should attempt to increase the price per Share in the Offer. However, management has never attempted to do so during the several discussions management has held with Bisco's representatives. See "-Bisco's Negotiations With Management."

MANAGEMENT HAS DONE NOTHING TO INCREASE YOUR SHAREHOLDER VALUE,
DESPITE THE LIP SERVICE GIVEN BY THE BOARD TO DEPLOYING THE "POISON PILL" AND OTHER ANTI-TAKEOVER MEASURES AS A MEANS OF PROTECTING
YOU.

     The Poison Pill

     The following summary of the Poison Pill has been derived from the descriptions of the Poison Pill contained in the Schedule 14D-9 and the Form 8-A, and reference is made to the Schedule 14D-9 and the Form 8-A for a more complete description of the Poison Pill.

     Under the Rights Agreement dated March 18, 1997 between the corporation and ChaseMellon Shareholder Services, Inc., a copy of which has been filed by the Company as an exhibit to the Form 8-A (the "Poison Pill Agreement"), the Company will issue one right for each Share outstanding or newly issued prior the Distribution Date (as defined below). The rights trade with and are not separable from the Shares until the Distribution Date. The rights become exercisable and trade separately from the Shares upon the earlier to occur of (a "Distribution Date"): (i) the tenth business day after the date of public announcement that a person or group of affiliated or associated persons have become the beneficial owners of 15% or more of the outstanding Shares or voting securities representing 15% or more of the total voting power (an "Acquiring Person"), (ii) the tenth business day or such later date determined by the Board of Directors after the first public announcement of a tender or exchange offer, which, upon consummation, would result in a person or a group being the beneficial owner of 15% or more of the outstanding Shares (or 15% or more of the total voting power) or (iii) the tenth business day after a majority of the Board who are not officers of the Company have determined that a person is an Adverse Person. The Poison Pill Agreement defines an "Adverse Person" as a person who alone or together with its associates and affiliates has become the beneficial owner of 10% of the outstanding Shares or voting securities representing 10% of the total voting power and the Board has determined, after reasonable inquiry and investigation, that (i) such beneficial ownership is intended to cause the Company to repurchase the Shares or voting securities beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide the person with short-term financial gain not serving the interests of the shareholders or
(ii) the beneficial ownership is causing or reasonably likely to cause a material adverse impact on the business or prospects of the Company to the detriment of the Company's shareholders. According to the Schedule 14D-9 and the Company's March 19, 1997 press release, the Distribution Date will be April 15, 1997.

     After the Distribution Date, the rights begin trading separately from the Shares, and each right becomes exercisable for one-hundredth of one share of Junior Participating Preferred Stock of the Company at a price of $5.00 per one-hundredth of a share, subject to adjustment. If (i) a person becomes the beneficial owner of 15% or more of the then outstanding Shares or voting power (except pursuant to certain business combinations discussed below or an offer for all outstanding Shares and all other voting securities which the independent and disinterested directors of the Company determine to be fair to and otherwise in the best interests of the Company and its shareholders) or (ii) any person is determined to be an Adverse Person (either (i) or (ii) being a "Flip-in Event"), each holder of a right (with the exception of an Adverse or Acquiring Person) will thereafter have the right to receive, upon exercise, Shares having a value equal to no less than two times the exercise price of the right. Rights are not exercisable following the occurrence of a Flip-in Event until such time as the rights are no longer redeemable by the Company. In the event of certain business combinations involving the Company, each holder of a right may receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the right.

     The Company may redeem each right for $0.001 at any time before the earliest of (i) the tenth day after a person or group becomes an Acquiring Person, (ii) the tenth day following the Board's determination that a person is an Adverse Person or (iii) March 17, 2007.

     The Amended and Restated Bylaws

     According to the Schedule 14D-9, the Amended and Restated Bylaws were adopted "in response to the Offer." The material bylaw revisions effected by the Amended and Restated Bylaws are: (i) the establishment of a classified board of directors which divides the Board into three classes, each of which serves for a three-year term after an initial transition period (the "Classified Board Bylaw"); (ii) a provision that no business may be brought before an annual meeting of shareholders by a shareholder unless, among other conditions, such shareholder provides certain advance notice to the Company and complies with certain other procedures (the "Shareholder Notice Bylaw"); (ii) a provision that requires a shareholder who desires to nominate persons for election to the Board to provide advance notice to the Company and comply with certain other procedures (the "Director Nomination Bylaw"); and
(iv) a provision that requires a supermajority (80%) vote of directors to fill any vacancy on the Board (the "Supermajority Bylaw"). The Amended and Restated Bylaws also authorize the Company to appoint an inspector of elections and an inspector of written consents, for the purpose of determining the validity and effect of proxies, consents and revocations and counting and tabulating all votes, consents, waivers and releases. Reference is made to the Form 8-A for a more complete description of the Amended and Restated Bylaws, a copy of which has been filed by the Company as an exhibit to the Form 8-A.

Bisco's Negotiations with Management

     After the Board finally responded to the Offer on March 19, 1997, Glen F. Ceiley, Bisco's President and sole shareholder, held several discussions with Lewis E. Christman, Jr. and Edward B. Alexander, the Company's President and Chief Executive Officer and its Chief Financial Officer, respectively, and the Company's counsel. Bisco's purpose in engaging in these discussions was to attempt to negotiate a "standstill" or similar agreement that would permit Bisco to acquire Shares pursuant to the Offer free from the restrictions of the Control Share Act and the defensive anti-takeover measures adopted by the Board.

     In a March 25, 1997 telephone conference, the Company's counsel informed Mr. Ceiley that although the Board believed it had put in place sufficient measures to "thwart" the Offer, management was willing to engage in discussions with Bisco because it was concerned about the cost and uncertainties should Bisco proceed with the Offer despite these measures. Messrs. Christman and Alexander and the Company's counsel then asked Mr. Ceiley numerous questions concerning his intentions in acquiring Shares. As he had previously responded when asked the same questions at the Board's February 11, 1997 meeting, and as disclosed in the Offer, Mr. Ceiley responded that he had been acquiring Shares because he felt that the Shares were a good investment, and that he was interested in acquiring additional Shares and playing a more active role in the management of the Company. Mr. Ceiley assured management that he had formulated no plans or proposals for the Company, including for any merger, sale of assets or other business combination transaction involving the Company, or any change in the Company's management. Mr. Ceiley affirmed, however, that he did intend, as indicated in the Offer, to review various possible business strategies for the Company, which might include, assets sales or other changes in the Company's business, corporate structure, capitalization, operation or management. Mr. Ceiley also confirmed his disclosures in the Offer that Bisco has no present intention to seek to acquire the entire equity interest in the Company or to consummate a merger or other business combination transaction between the Company and Bisco or any of its affiliates.

     During the same telephone conference, the Company's counsel told Mr. Ceiley that management wanted to know "what will it take to convince [Bisco] to go away." Mr. Ceiley did not directly respond to this inquiry, as he took the question to suggest that if Bisco stated a price, the Company might be willing to pay Bisco to withdraw the Offer, which he was not interest in doing. The Board never formally offered Bisco a cash payment to withdraw the Offer; however, in later discussions, the Board did offer to grant Bisco long-term warrants to purchase Shares as an inducement for Bisco to not pursue the Offer or solicit shareholder consents. Mr. Ceiley and Bisco's counsel instead reiterated that it was Bisco's desire to acquire a more significant equity interest in the Company, obtain Board representation commensurate with its increased equity interest and explore strategies to maximize shareholder value. Mr. Ceiley and management agreed to explore possible terms of an agreement that might allow Bisco to increase its stake in the Company and obtain Board representation in a manner that would be acceptable to the Board. The Company's counsel suggested that one element of such an agreement that might be attractive to the Board would be for Bisco to agree to "vote with the Board" on matters submitted to the shareholders.

     The next telephone conference between Bisco and management took place on March 26, 1997. The Company's counsel presented a preliminary management proposal whereby the Company would issue to Bisco warrants to purchase a number of Shares that, together with its current ownership, would result in Bisco owning 20% of the outstanding Shares, and the Board would appoint a Bisco representative as a director. In exchange, Bisco would withdraw the Offer, enter into a three-year "standstill" agreement with the Company and agree to vote with the majority of the Board on any business combination transaction. The Company's counsel indicated that the proposal had not yet been considered by the Board and, therefore, the precise terms and conditions of the warrants and the "standstill" agreement would have to be the subject of further discussion and agreement. Since Bisco had not previously considered purchasing Shares directly from the Company, neither Mr. Ceiley nor Bisco's counsel responded directly to management's preliminary proposal. However, Mr. Ceiley indicated a willingness to entertain the proposal, subject to a significantly shorter "standstill" agreement. Bisco's counsel suggested that Bisco would agree to any reasonable restrictions on its ability to vote its Shares or influence control over the Board or the Company, but would insist that any "standstill" agreement include the Board "opting out" of the Control Share Act for purposes of the Offer and rescinding the Poison Pill.

     Management indicated that the Board continued to be concerned about Bisco's intentions and plans for the Company, particularly in light of a rumor Mr. Alexander had heard, to the effect that Mr. Ceiley had a new management team lined up to replace current management. Mr. Ceiley assured Messrs. Christman and Alexander that he had no desire to run the Company himself and that he had taken no actions, including identifying replacements for management, with respect to the Company other than those that had been disclosed in the Offer.

     On April 2, 1997, Bisco and management held another telephone conference. The Company's counsel stated that the Board was comfortable with Bisco owning up to 20% of the outstanding Shares, but would prefer that Bisco acquire such shares by investing in the Company through the issuance of a warrant at current Share price levels, rather than through the Offer. The parties discussed the possible terms of "standstill" agreement, including the length of the period Bisco would be restricted from taking certain types of actions, the types of restrictions that Bisco would agree to abide by during the restriction period. Mr. Ceiley understood from these conversations that management had agreed in principal that Bisco would be free following the end of any restriction period to acquire additional Shares with full voting and other rights. As such, Mr. Ceiley perceived that he and management were in agreement on all significant terms of a "standstill" agreement. The Company's counsel invited Bisco to send a written document incorporating the terms discussed during the telephone conference.


     Bisco delivered to the Company that same afternoon a written summary of a proposed standstill agreement, the material terms of which were as follows:

     .    The Company would issue to Bisco five-year warrants (the
     "Warrants") to purchase 20% of the Shares (on a fully diluted basis), at an exercise price equal to the average of the closing prices for the Shares during the ten trading days prior to issuance. The Warrants would not be exercisable for 15 months (the "Restriction Period"), unless the Board or a shareholder not affiliated with Bisco (an "Independent Shareholder") submitted a proposal for consideration by the shareholders.

     . Bisco would withdraw the Offer, limit its further purchase of Shares during the Restriction Period to open market or privately negotiated purchases and limit its Share ownership during the Restriction Period to no more than 25% (including the Warrants) of the Shares (on a fully diluted basis).

     .    Designees of Bisco would be appointed to constitute at
     least 20% of the entire Board.

     .    The Board would "opt out" of the Control Share Act with
     respect to Shares acquired by Bisco or its affiliates, whether pursuant to the Warrants or otherwise.

     .    Bisco would withdraw its shareholder proposal to adopt a
     bylaws amendment making the Control Share Act inapplicable to the Shares generally, and would agree that, during the Restriction Period, it would not (A) commence a tender offer for Shares, (ii) engage in any "affiliated transactions" with the Company, (iii) commence any proxy or consent solicitation, except if in response to a proposal by the Board or an Independent Shareholder, or (iv) introduce proposals for inclusion in the Company's proxy materials for the 1997 and 1998 annual meetings.

     .    The Board would take immediate action to remove or
     rescind the recently adopted anti-takeover measures (including, if necessary, to redeem any rights issued pursuant to the Poison Pill Agreement), and would agree not to adopt or propose for adoption by the shareholders other anti-takeover measures (including articles or bylaws amendments, change in control agreements with officers, directors or third parties). The Company would also agree not to adopt new management compensation plans or benefits (including change in control agreements) during the Restriction Period.

     On April 4, 1997, the Company's counsel notified Bisco's counsel that the Board had unanimously rejected Bisco's proposal. In particular, the Company's counsel indicated that the Board was unwilling to allow Bisco to acquire more than 20% of the outstanding Shares and would not agree to "opt out" of the Control Share Act with respect to Bisco's acquisitions of Shares or rescind the various anti-takeover measure it had recently adopted. The Company's counsel also indicated that the Board did not believe that a significant number of shareholders would tender their Shares in the Offer or support Bisco in its proposed consent solicitation.

MANAGEMENT NOT ONLY WANTS TO RESTRICT BISCO'S SHARE OWNERSHIP TODAY BUT ALSO WANTS BISCO TO NEGOTIATE WITH THE BOARD AGAIN IN SEVERAL
YEARS IF IT WANTS TO ACQUIRE ADDITIONAL SHARES.


     At 5:00 p.m., New York City time, on April 4, 1997, the original expiration date of the Offer, 1,048,466 Shares had been tendered pursuant to the Offer. On April 7, 1997, Bisco issued a press release announcing that it had extended the expiration date of the Offer until 5:00 p.m., New York City time, on April 11, 1997. Following that announcement, Mr. Ceiley called Mr. Christman to inform him that Bisco intended to proceed with the Offer, and to solicit consents from the shareholders to amend the Company's bylaws to "opt out" of the Control Share Act. Messrs. Ceiley and Alexander agreed to maintain an open dialogue between them and to continue to seek common grounds for a settlement agreement.

     On April 8, 1997, Mr. Ceiley informed Mr. Christman that Bisco would be willing to address the Board's concern by limiting Bisco's Share ownership over the next fifteen months to 20% and its ability to vote its Shares during that period. Mr. Ceiley also suggested that he continued to be willing to have other reasonable restrictions imposed on Bisco's Share ownership during that period, but that he felt that Bisco should be free of all restrictions, including the Control Share Act and the Poison Pill, at the end of any restriction period. Mr. Christman informed Mr. Ceiley on April 9, 1997 that the Board was not prepared to exempt Bisco from the operation of the Poison Pill and had unanimously rejected Bisco's settlement offer.

BISCO BELIEVES THAT MANAGEMENT AND THE BOARD HAVE FAILED TO NEGOTIATE IN GOOD FAITH. DESPITE BISCO'S WILLINGNESS TO MEET MANAGEMENT'S CONCERNS OVER THE LEVEL OF BISCO'S SHARE OWNERSHIP AND DESPITE BISCO'S WILLINGNESS TO ENTER INTO REASONABLE RESTRICTIONS ON ITS SHARE OWNERSHIP, THE BOARD REFUSES TO ALLOW BISCO TO ACQUIRE SHARES OR EXERCISE ITS SHAREHOLDER RIGHTS.

     As of the close of business on April 11, 1997, 2,048,310 Shares had been tendered pursuant to the Offer. On April 14, 1997, Bisco issued a press release announcing that it had extended the expiration date of the Offer until 5:00 p.m., New York City time, on May 9, 1997.

Reason for the Solicitation
     Bisco is soliciting consents to adopt the Proposals so that it may consummate the Offer, but also so that if any other substantial offer is made to acquire Shares, the shareholders will have the ultimate decision on whether to accept the offer, not the Board. The Board's recent actions have limited your options as a shareholder and have done nothing to enhance shareholder value.

BISCO URGES ALL SHAREHOLDERS TO AFFIRM THEIR RIGHT TO DECIDE THE
COMPANY'S FATE BY CONSENTING TO EACH OF BISCO'S PROPOSALS.

     Bisco believes that the Board's recent actions are a "knee jerk" response to the Offer, do not consider or further the interests of the shareholders and have been adopted solely to create impediments to the Offer. The Poison Pill was unilaterally adopted by the Board and effectively prevents the acquisition of more than 10% of the outstanding Shares without the approval of the Board. According to the Company's March 19, 1997 press release, the Poison Pill was designed "to deter coercive and unfair takeover tactics (emphasis added)." Similarly, the Schedule 14D-9 describes the Board's purpose for adopting the Amended and Restated Bylaws as being "to help protect the Company and its shareholders from coercive tactics proposed by [Bisco] or other persons seeking to exert control over the Company (emphasis added)."

BISCO HAS NOT ENGAGED IN ANY "COERCIVE" OR "UNFAIR" TACTICS.  YOU
ARE NOT BEING FORCED TO DO ANYTHING BY BISCO.  BISCO'S OFFER IS
OPEN TO ANY SHAREHOLDER WHO VOLUNTARILY DESIRES TO SELL THEIR
SHARES.

     Bisco believes anti-takeover defenses like "poison pills," the Control Share Act and classified boards reduce shareholder value over the long run by entrenching management and by reducing the probability that someone, like Bisco, will make a bid for Shares at a price above market value. Bisco further believes that when an offer is made to acquire Shares, the shareholders should have the final word on whether the offer is accepted, not the Board. Absent a "poison pill," a bidder such as Bisco could make an offer to all shareholders to buy their Shares at a fixed price above the market value without prior approval of the Board. Shareholders have the option to accept the offer and tender their Shares or reject the offer if they believe the premium offered is insufficient. With a "poison pill" in place, a bidder must de facto receive Board approval prior to making an offer to shareholders. Absent that approval, the Board can declare the bidder unfriendly and trigger the "poison pill."

     Bisco believes that it is the shareholders (who are the true owners of the Company) who should have the right to decide what is or is not a fair price for their Shares and whether to accept or reject an offer for their Shares, not the directors (who merely act as agents for the owners). The Board's recently adopted anti-takeover measures and its actions in response to the Offer have taken these decisions away from the shareholders. Moreover, the Board's recent actions, including adoption of a "poison pill" and its refusal to "opt out" of the Control Share Act, enable the Board to block a shareholder such as Bisco from offering to acquire additional Shares even if a substantial number of shareholders desire to accept such an offer. Bisco believes that the Board's recent actions are clear evidence of the Board's desire to entrench itself to the detriment of all shareholders. Bisco urges all shareholders to consent to the Proposals, which will allow the shareholders to decide for themselves whether the Offer is in their best interests.

     Bisco also believes that all public company shareholders, including the Company's shareholders, should have equal voting rights, regardless of the number of shares owned. Bisco further believes that the Control Share Act decreases the attractiveness of the Shares in the public market and may limit the ability of a shareholder to receive a premium for his Shares, because it is unlikely that any investor will purchase a significant number of Shares unless it is certain to be able to exercise full voting rights for such Shares. The Control Share Act therefore makes it likely that the shareholders will never have the opportunity to sell their Shares to an investor, such as Bisco, who is willing to purchase a significant number of Shares at a premium over the recent historical market prices for the Shares, unless management wants the investor as a significant shareholder. If management does not want the investor as a significant shareholder and refuses to grant such shareholder voting rights, the shareholders can overrule management by a majority vote of the disinterested shareholders (i.e., the shareholders who are not affiliated with the significant shareholder or with management), thus obviating the need to obtain Board approval for the significant shareholder to have voting rights. However, Bisco believes that even though the Company's disinterested shareholders can grant voting rights for Shares otherwise subject to voting restrictions under the Control Share Act, no significant investor is likely to offer to purchase Shares or offer a premium for the Shares unless it is certain to be able to exercise full voting rights, and that the best way to provide that certainty is for the Company to "opt out" of the Control Share Act.

     Shareholders should be aware that the adoption of the Proposals will result in the repeal of all of the Poison Pill and other anti-takeover measures recently adopted by the Board and that, without such anti-takeover measures, it is possible that the Board and the shareholders would be unable to prevent acquisitions of a significant number of Shares by persons whose ownership or intentions they believe are not in the best interests of the Company or its shareholders. This could also result in change in control of the Company without the approval of the Board or other shareholders. Bisco believes, however, that even without the Poison Pill and other anti-takeover measures or the provisions of the Control Share Act, the shareholders are adequately protected from unfair takeover tactics or affiliated transactions by existing provisions of Florida law and the Company's Articles of Incorporation. The Company is subject to the provisions of Section
607.0901 of the FBCA which requires, subject to certain exceptions, that all "affiliated transactions" be approved by the holders of two-thirds of the Shares, other than Shares beneficially owned by an "interested shareholder" (i.e., a holder of 10% or more of the Shares who also has an interest in the affiliated transaction) or by a majority of disinterested directors. The Company's Articles of Incorporation contain a similar provision that generally requires the approval of the holders of 75% of the Shares for a merger or other business combination transactions with an entity affiliated with a holder of more than 10% of the Shares.

DON'T LET MANAGEMENT LIMIT YOUR OPTIONS AS A SHAREHOLDER. EXECUTE A GOLD CONSENT FORM TODAY AND CONSENT TO EACH OF THE PROPOSALS.

What is Management Telling the Shareholders?

     Bisco believes that your Company's management is sending you a message that management is more concerned with maintaining the status quo than exploring alternatives to maximize the value of your Shares. Through innuendo and scare tactics, management is trying to paint Bisco as a corporate raider that will destroy your company to make a quick profit. In fact, quite the opposite is true.

     . BISCO IS A SIGNIFICANT SHAREHOLDER WHOSE INTERESTS ARE THE SAME AS YOURS. Management says that Bisco's increased ownership could hurt the Company because it might lose its franchise or be required to prepay debts. Why would Bisco do that? Bisco wants to work with, not against, management to maximize shareholder value. Bisco intends to remain a shareholder and only wants to help management explore strategies to increase shareholder value.

     . BISCO'S FINANCES ARE NOT AN ISSUE. Management suggests that Bisco "would not be in a position to provide substantial financial resources to the Company or to purchase substantially more Shares upon completion of the Offer." Who said Bisco was planning to do that? Bisco is not proposing to lend money to the Company or to acquire the remaining Shares.

     . CAN BISCO RUN YOUR COMPANY? Management is concerned because Bisco's executives have no restaurant experience.

          They're right, but what's the point? Bisco has never said that it intends to run your company or replace management with its own personnel. What it has said is that it wants to work with existing management to increase shareholder value.

     .    IS BISCO REALLY GOING TO FIRE 1,400 EMPLOYEES?
          Management has stooped to employing "scare tactics" by suggesting that the Company's 1,400 restaurant employees will lose their jobs if Bisco "proceeds with plans to dispose of restaurant operations." Who said Bisco was going to do that? Selling restaurants is one of several possible strategies to maximize shareholder value, but Bisco hasn't decided yet that its the right one. Even if the Company's restaurants are sold, wouldn't the buyer be likely to hire the Company's restaurant employees?

     . DOES MANAGEMENT REALLY CARE ABOUT YOU? Management suggests that there may be a more favorable transactions available to the shareholders or that management can negotiate a higher price. How come management hasn't presented you any alternatives? It's simple: they don't have any nor do they intend to seek any. If management was really concerned about getting the best deal for you, wouldn't they have at least attempted to negotiate a higher price from Bisco?

     . IS MANAGEMENT WILLING TO DESTROY EARNINGS TO RESIST THE OFFER? Management already has spent over $50,000 of your money for an investment banker and proxy solicitor to defend against the Offer, and must be spending at least that much in legal fees and other costs. The Company's earnings before income taxes and extraordinary item were only $267,000 last year. How long is it going to take for management to waste last year's profits? Shouldn't management let you keep your money and welcome the opportunity to explore ways to make more for all of us?


BISCO URGES YOU TO EXECUTE A GOLD CONSENT FORM AND CONSENT TO EACH OF THE PROPOSALS, WHETHER OR NOT YOU INTEND TO TENDER YOUR SHARES.

                   THE BYLAWS REPEAL PROPOSAL

Effect of the Bylaws Repeal Proposal

     The Bylaws Repeal Proposal repeals the recently adopted Amended and Restated Bylaws. In addition, the Bylaws Repeal Proposal addresses the possibility that the Board may have adopted and not publicly disclosed other bylaws, or might attempt to adopt other bylaws, or amend the bylaws, during the pendency of this solicitation. The Bylaws Repeal Proposal prevents the Board from further amending the bylaws, whether to nullify or delay the actions taken by the shareholders pursuant to the Proposals or to create new obstacles to the Offer. Upon repeal of the Amended and Restated Bylaws, the bylaws which were adopted by the Board on November 27, 1985 (the "Prior Bylaws"), will be reinstated as the Company's bylaws, subject to the other bylaw amendments proposed in this Consent Statement and any other bylaws adopted by a majority of the shareholders.

     The Amended and Restated Bylaws. The Bylaws Repeal Proposal will eliminate all of the revisions to the bylaws that were effected by the Board's adoption of the Amended and Restated Bylaws, including the Classified Board Bylaw, the Shareholder Notice Bylaw, the Director Nomination Bylaw and the Supermajority Bylaw. None of these provisions were a part of the Company's bylaws prior to adoption of the Amended and Restated Bylaws in response to the Offer.

     Other Bylaw Amendments. The Bylaws Repeal Proposal also repeals any other bylaw or amendment to the bylaws adopted by the Board subsequent to November 27, 1985 and prior to the effectiveness of the Proposals. Prior to the Company's March 19, 1997 disclosure that the Board had adopted Amended and Restated Bylaws, the only publicly disclosed bylaws of the Company were the Prior Bylaws. The Prior Bylaws were filed with the Company's 1985 Form S-1 Registration Statement and have been incorporated by reference into Company filings since that time, including the Annual Report on Form 10-K for the fiscal year ended January 3, 1996, which was filed on March 28, 1996. Bisco assumes, therefore, that the Prior Bylaws were the only bylaws in effect immediately prior to the adoption of the Amended and Restated Bylaws. Bisco is not aware of the Board's adoption or amendment after November 27, 1985 of any bylaws other than the Amended and Restated Bylaws. If Bisco becomes aware that the Board has adopted new bylaws or amended the Company's bylaws following the date of this Consent Statement, Bisco will distribute to the extent necessary under applicable law additional materials describing any material bylaw provisions or amendments that would be affected by the Bylaw Repeal Proposal.

HELP GET RID OF BYLAWS THAT COULD PREVENT YOU FROM EXERCISING YOUR SHAREHOLDER RIGHTS BY CONSENTING TO THE BYLAWS REPEAL PROPOSAL.

Text of the Bylaws Repeal Resolution

     Shareholders who consent to the Bylaws Repeal Proposal will be consenting to the adoption of the following resolution:

        "RESOLVED, that the Amended and Restated Bylaws recently adopted by the Board of Directors, and each other provision of the bylaws or amendments to bylaws adopted by the Board of Directors without shareholder approval subsequent to November 27, 1985 and prior to the effectiveness of the actions proposed in the Consent Solicitation Statement of Bisco Industries, Inc. dated April 29, 1997, be, and they hereby are, repealed, effective at the time this resolution is approved by the holders of a majority of the outstanding Common Stock.
     It is the intention of this resolution that the bylaws adopted by the Board of Directors on November 27, 1985 shall become the bylaws of this corporation, subject to any amendments approved by the shareholders."

Consents Required to Adopt the Bylaws Repeal Proposal

     To be adopted, the Bylaws Repeal Proposal requires the approval of the holders on the Record Date of a majority of the outstanding Shares. See "General Information About Solicitation Of Consents-Required Consents." BISCO URGES YOU TO CONSENT TO THE
BYLAWS REPEAL PROPOSAL BY SIGNING, DATING AND RETURNING THE
ACCOMPANYING GOLD CONSENT FORM TODAY.


                   THE CONTROL SHARE PROPOSAL

The Control Share Act

     Pursuant to the Control Share Act, an "acquiring person" who makes a "control share acquisition" of shares of an "issuing public corporation" may not exercise voting rights for any "control shares" unless such voting rights are conferred by the issuing public corporation's board of directors or by the affirmative vote of a majority of the issuing public corporation's disinterested shareholders at a meeting of such shareholders. If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, shareholders (other than the acquiring person) who do not vote in favor of authorizing voting rights for the control shares are entitled to exercise dissenters' rights and demand payment of the fair value of their shares.

     A "control share acquisition" is the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. "Control shares" are shares that, except for the Control Share Act, would have voting power with respect to shares of an issuing public corporation that, when added to all other shares of the issuing public corporation owned by a person or in respect to which that person may exercise or direct the exercise of voting power, would entitle that person, immediately after acquisition of the shares, directly or indirectly, to exercise or direct the exercise of the voting power of the issuing public corporation in the election of directors within any of the following ranges of voting power: (i) one-fifth or more but less than one-third of all voting power, (ii) one-third or more but less than a majority of all voting power, and (iii) a majority or more of all voting power. All shares, the beneficial ownership of which is acquired within 90 days before or after the date of the acquisition of beneficial ownership of shares which result in a control share acquisition, and all shares the beneficial ownership of which is acquired pursuant to a plan to make a control share acquisition, are deemed to have been acquired in the same acquisition. An "issuing public corporation" means a corporation that has (i) 100 or more shareholders, (ii) its principal place of business, principal office or substantial assets in Florida and (iii) either (a) more than 10% of its shareholders resident in Florida, (b) more than 10% of its shares owned by residents of Florida or (c) 1,000 shareholders resident in Florida.

     The above provisions do not apply to a control share acquisition of shares of a corporation whose articles of incorporation or bylaws in effect before such control share acquisition provide that the Control Share Act does not apply to control share acquisitions of its shares. Neither the Company's Articles of Incorporation nor its bylaws exclude the Company from the restrictions imposed by the Control Share Act. If the Control Share Proposal is adopted, the Control Share Act will no longer apply to control share acquisitions of the Shares.

Effect of the Control Share Proposal

     The Control Share Proposal adopts a bylaw to "opt out" of the Control Share Act, so that all shareholders have the right to vote their Shares, regardless of the number of Shares they own or how such Shares were acquired. To the extent that an investor, such as Bisco, is willing to purchase a significant number of Shares at a premium over market prices, the Control Share Proposal will enable those shareholders who desire to do so to take advantage of the opportunity to sell their Shares without requiring Board approval of the offer and, if the Board refuses to approve of the control share acquisition, without being required to seek approval by a majority vote of the disinterested shareholders.

DEMAND THAT THE BOARD ALLOW EVERY SHAREHOLDER EQUAL RIGHTS TO VOTE THEIR SHARES BY CONSENTING TO THE CONTROL SHARE PROPOSAL.

Text of the Control Share Proposal

     The Control Share Proposal will amend the Company's bylaws by adding the following bylaw provision:

               "CONTROL SHARE ACT.  The provisions of Section
          607.0902 of the Florida Business Corporation Act shall not apply to control share acquisitions of shares of this corporation."

Consents Required to Adopt the Control Share Proposal

     To be adopted, the Control Share Proposal requires the approval of the holders on the Record Date of a majority of the outstanding Shares. See "General Information About Solicitation Of Consents-Required Consents." BISCO URGES YOU TO CONSENT TO THE
CONTROL SHARE PROPOSAL BY SIGNING, DATING AND RETURNING THE
ACCOMPANYING GOLD CONSENT FORM TODAY.

               THE PROPOSAL TO REVOKE POISON PILL

Effect of the Proposal

     The Proposal to Revoke Poison Pill adopts a new bylaw that requires the Board to redeem the rights distributed pursuant to the recently adopted Poison Pill, and any other similar rights (if any) granted by the Company prior to the date of adoption of the proposal. Bisco believes that the shareholders should have the ultimate decision on whether to accept the Offer or any future offer to acquire Shares. The Board should not have the power to take this decision away from the shareholders.

DEMAND THAT THE BOARD ALLOW YOU TO DECIDE WHAT TO DO WITH YOUR
SHARES BY CONSENTING TO THE PROPOSAL TO REVOKE POISON PILL.

     The new bylaw also requires the Board to obtain shareholder approval to adopt or maintain future "poison pills," shareholder rights plans, rights agreements or other plans, agreements, bylaws or provisions that are designed to or have the effect of making acquisitions of Shares more difficult or expensive. If the Board proposes to adopt or continue any "poison pill" or similar defensive measure and a majority of the shareholders consider the measure to be appropriate and in their best interests, the Board will be able to win shareholder approval to adopt or continue the plan or other defensive measure. If, on the other hand, the Board fails to obtain shareholder approval for a "poison pill" or similar defensive measure, the shareholders' failure to grant such approval would be evidence of their belief that such defensive measure was inappropriate or disadvantageous to them and therefore not in the shareholders' best interests. The new bylaw would not affect the ability of the Board or the shareholders to approve or disapprove of a proposed merger, sale of assets or other business combination transaction involving the Company.

     Under Florida law, all corporate powers are to be exercised by or under the authority of, and the business and affairs of a corporation managed under the direction of, its board of directors.

The board of directors' grant of authority includes the power to make major corporate decisions, subject to the individual directors' fiduciary obligations to the corporation and its shareholders. Section 607.0206 of the FBCA states that "[t]he bylaws of a corporation may contain any provision for managing the business or regulating the affairs of the corporation that is not inconsistent with law or the articles of incorporation." Bisco believes that Section 607.0206 is a broad grant of authority for shareholders to adopt bylaws relating to the powers of directors and officers, and that it is inherent in the Florida scheme of corporate law that the shareholders can exercise ultimate authority over the actions of the board of directors and management. Bisco is not aware of any provision of law or the Company's Articles of Incorporation that bar the shareholders from adopting the Proposal to Revoke Poison Pill and, therefore, believes that Section
607.0206 authorizes the enactment of such Proposal. Bisco further believes that while the Board is entitled to exercise its judgment in responding to a tender offer or other takeover bid, its judgment must be exercised within the framework of statutes, charter provisions and bylaws which in certain instances can limit the actions that directors may take even when the directors believe that their chosen course of action is in the best interests of stockholders.

     Because of the foregoing, Bisco believes that the proposed bylaw amendment is valid. However, the Florida courts have not considered the validity of the proposed bylaw or any similar bylaw and, therefore, have not considered or resolved the extent to which shareholder-adopted bylaws may limit the authority of a board of directors to oppose, or to adopt or employ defensive measures against, takeover bids. Accordingly, it is uncertain whether the proposed bylaw would survive a court challenge. Bisco believes, however, that a recent Oklahoma federal court decision, in International Brotherhood of Teamsters General Fund v. Fleming Companies, Inc.(No. Civ-96-1650-A (1997), supports the validity of the proposed bylaw amendment. In that action, the court required an Oklahoma corporation to include in its proxy statement for its annual meeting of shareholders a shareholder proposal to adopt a bylaw requiring the board of directors to redeem an existing poison pill and to submit any successor poison pill to a shareholder vote.

Although the decision in the foregoing action would not be binding on a Florida court, Bisco believes that the decision supports its belief that the proposed bylaw is valid.

SEND THE BOARD A CLEAR MESSAGE THAT YOU DON'T WANT MANAGEMENT TO
"PROTECT" YOU FROM INVESTORS INTERESTED IN ACQUIRING YOUR SHARES BY CONSENTING TO THE PROPOSAL TO REVOKE POISON PILL.

Text of the Proposal to Revoke Poison Pill

     Shareholders who consent to the Proposal to Revoke Poison Pill will be consenting to the adoption of the following resolutions:

           WHEREAS, the shareholders believe that the Shareholder Rights Plan unilaterally adopted by the Board of Directors is not in the best interests of the Company and, accordingly, want the Board of Directors to immediately redeem the rights issued pursuant to such plan and to restrict the Company from adopting or maintaining in the future a "poison pill," shareholder rights plan, rights agreement or any other plan, agreement, bylaw or other provision that is designed to or has the effect of making acquisition of the Company's shares more difficult or expensive unless such plan, agreement, bylaw or provision has first been approved by the holders of a majority of the outstanding common stock; now, therefore, be it

           "RESOLVED, that the shareholders want the Board of Directors to redeem the recently adopted "poison pill" and also want to prevent the Board of Directors from adopting new "poison pills" in the future, and, in furtherance of the foregoing, hereby amend the Company's bylaws to add the following provision:

           'POISON PILLS. This corporation shall not adopt or maintain a "poison pill," shareholder rights plan, rights agreement or any other plan, agreement, bylaw or other provision that is designed to or has the effect of making acquisition of large holdings of the corporation's common stock more difficult or expensive (including, without limitation the "poison pill" evidenced by the March 18, 1997 Rights Agreement (the "Rights Agreement") between the corporation and ChaseMellon Shareholder Services, Inc.), unless such plan, agreement, bylaw or other provision is first approved by the holders of a majority of the corporation's outstanding common stock. The corporation shall redeem any such rights (including, without limitation, rights issued under the Rights Agreement) in effect as of the date of adoption of this bylaw. This section shall be effective immediately and automatically as of the date it is approved by the shareholders.'"

Consents Required to Adopt the Proposal to Revoke Poison Pill

     To be adopted, the Proposal to Revoke Poison Pill requires the approval of the holders on the Record Date of a majority of the outstanding Shares. See "General Information About Solicitation Of Consents-Required Consents." BISCO URGES YOU TO CONSENT TO THE PROPOSAL TO REVOKE POISON PILL BY SIGNING, DATING AND RETURNING THE ACCOMPANYING GOLD CONSENT FORM TODAY.

                   THE FURTHER BYLAWS PROPOSAL

Effect of the Further Bylaws Proposal

     The purpose of the Further Bylaws Proposal is to prevent the Board from subsequently adopting new bylaws, or amending any of the Company's bylaws (including the bylaw amendments adopted pursuant to this Consent Statement), unless the new bylaws or amendment has received the approval of the holders of a majority of the Shares. The Further Bylaws Proposal would ensure that the Board cannot circumvent the will of the shareholders by subsequently adopting new bylaws or amending any of the bylaw amendments adopted by the shareholders pursuant to the Consents.

SHOW THE BOARD THAT YOU WANT THE RIGHT TO DECIDE HOW TO RUN YOUR
COMPANY BY CONSENTING TO THE FURTHER BYLAWS PROPOSAL.

Text of the Further Bylaws Proposal

     The Further Bylaws Proposal will amend the Company's bylaws by adding the following bylaw provision:

               "AMENDMENT OF BYLAWS. The bylaws of this corporation may only be amended or repealed by the shareholders and shall not be subject to amendment or repeal by the Board of Directors."

Consents Required to Adopt the Further Bylaws Proposal

     To be adopted, the Further Bylaws Proposal requires the approval of the holders on the Record Date of a majority of the outstanding Shares. See "General Information About Solicitation Of Consents-Required Consents." BISCO URGES YOU TO CONSENT TO THE
FURTHER BYLAWS PROPOSAL BY SIGNING, DATING AND RETURNING THE
ACCOMPANYING GOLD CONSENT FORM TODAY.

                  VOTING SECURITIES OUTSTANDING

General

     According to the Company's Annual Report on Form 10-K for the Fiscal Year Ended January 1, 1997, (the "1997 10-K"), as of March 7, 1997 there were 10,954,960 Shares outstanding. Each Share entitles its record holder to one vote. The consent of the holders of a majority of the outstanding Shares is necessary to adopt each of the Proposals. See "General Information About Solicitation Of Consents-Required Consents."

Principal Shareholders of the Company and Shareholdings of the Company's Management

     Set forth below is information regarding Shares owned by (i) those persons owning more than 5% of the outstanding Shares and
(ii) directors and executive officers of the Company as a group. Such information has been derived from preliminary proxy material filed by the Company in response to this Consent Statement and other filings, as described in the footnotes below.

[CAPTION]


Name and Address               Number of         Percentage of
of Beneficial Owner          Shares Owned       Common Stock(1)

Heartland Advisors, Inc. (2)
709 North Milwaukee Street
Milwaukee, WI  53202             900,000            8.2%

Glen F. Ceiley (3)
c/o Bisco Industries, Inc.
704 W. Southern Avenue
Orange, California  92665        740,090            6.9%

Cerberus Partners, L.P.
950 Third Ave., 20th Floor
New York, New York 10022         700,000            6.0%


All directors and executive
 officers as a group
 (6 persons) (4)                 458,891            4.1%


_______________

(1)   Assumes that 10,954,960 Shares are outstanding.  See "-
      General," above.

(2) Heartland Advisors, Inc., a registered investment adviser, has reported in a Schedule 13G dated February 12, 1997 and filed with the Commission that it has sole voting and dispositive power with respect to all such Shares.
(3) As of April 24, 1997. See "-Voting Securities Beneficially Owned By Bisco and its Affiliates," below. Does not include 15,000 Shares owned by Stephen Catanzaro, an executive officer of Bisco.

(4) As of March 15, 1997. According to the Company's preliminary proxy materials, the Company's directors and executive officers collectively own only 196,641 of the Shares reported as being beneficially owned by them (representing 1.8% of the outstanding Shares). The balance of the Shares reported as being beneficially owned by the directors and executive officers are Shares subject to options exercisable within 60 days after March 15, 1997.

Voting Securities Beneficially Owned By Bisco and its Affiliates

     As of April 24, 1997, Bisco owned 126,300 Shares. In addition, as of April 24, 1997, (i) Glen F. Ceiley, the President and sole stockholder of Bisco, owned 95,600 Shares, (ii) the Bisco Industries, Inc. Profit Sharing and Savings Plan (the "Bisco Plan") owned 518,190 Shares, and (iii) Stephen Catanzaro, an executive officer of Bisco, owned 15,000 Shares. Mr. Ceiley, as the sole stockholder of Bisco and as sole trustee of the Bisco Plan, may be deemed to be the beneficial owner of the Shares held by Bisco and the Bisco Plan. In the aggregate, the 755,090 Shares owned by Bisco, Messrs. Ceiley and Catanzaro and the Bisco Plan represent approximately 6.9% of the 10,954,960 Shares outstanding as of March 7, 1997, as reported in the 1997 10-K.

       GENERAL INFORMATION ABOUT SOLICITATION OF CONSENTS

General

      This Consent Statement is not a solicitation of proxies to vote with respect to any matter. By executing and delivering a Consent, a shareholder is exercising such shareholder's own voting power and is not authorizing any other person to vote, or to exercise the power to vote, with respect to any matter.

Consent Procedure

     Section 607.0704 of the FBCA states that, unless otherwise provided in the articles of incorporation, action required or permitted by the FBCA to be taken at an annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote if the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorized or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted. In order to be effective the action must be evidenced by one or more written consents describing the action taken, dated and signed by approving shareholders have the requisite number of votes of each voting group entitled to vote thereon, and delivered to the corporation by delivery to its principal office in Florida, its principal place of business, the corporate secretary, or another officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded.

     Neither the Company's Articles of Incorporation nor the Amended and Restated Bylaws prohibits the use of written consents by the holders of the Shares.
Record Date

     Pursuant to Section 607.0707 of the FBCA, if not otherwise provided by or pursuant to the bylaws and no prior action is required by the board of directors pursuant to the FBCA, the record date for determining shareholders entitled to take action without a meeting is the date the first signed written consent is delivered to the corporation as set forth under "Consent Procedure," above.

     Article I, Section 1.2(b) of the Amended and Restated Bylaws provides that the Board may fix in advance a date as the record date for any determination of shareholders, and that "if no record date is fixed for the determination of shareholders entitled to deliver written consent to a corporate action without a meeting, when no prior action by the board of Directors is necessary, the record date shall be the day on which the first signed written consent is delivered to the Corporation."

     The Company has not, as of the date of this Consent
Statement, publicly disclosed that the Board has fixed a record date for the Consents. Therefore, the Record Date for the Consents will be April 30, 1997, which is the date on which a Consent of Bisco will first be delivered to the Company.

Repeal of Bylaws; Amendments to Bylaws

     Section 607.1020 of the FCBA provides that a corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by its board of directors. The FBCA also permits a corporation's shareholders, in amending or repealing the bylaws generally or a particular bylaw provision, to provide expressly that the board of directors may not amend or repeal the bylaws or that bylaw provision.

Consents Required; Effectiveness

     The unrevoked signed Consents representing the holders of record on the Record Date of at least a majority of the outstanding Shares are necessary to adopt each of the Proposals. As of April 24, 1997, Bisco and its affiliates owned 755,090 Shares, representing approximately 6.9% of the outstanding Shares. See "Voting Securities Outstanding-Voting Securities Owned by Bisco and its Affiliates." Bisco and its affiliates have consented to (and in the case of Shares held on their behalf in brokerage accounts, directed the record holders of such Shares to consent to) all of the Proposals for which Consents are being solicited with respect to all such Shares. Accordingly, the unrevoked Consents of other shareholders holding approximately 43% of the outstanding Shares on the Record Date are required to adopt the Proposals.

     Each of the Proposals will be adopted and become effective when properly completed, unrevoked Consents are signed by the holders of record on the Record Date of a majority of the outstanding Shares and those Consents are presented to the Company. However, all Consents will expire, unless so presented, on the date 60 days after the first Consent was delivered to the Company, which was done on the Record Date. Bisco plans to present to the Company the results of a successful solicitation with respect to the Proposals as soon as possible after the receipt of the requisite number of Consents.

     Under Florida law, only Consents voted FOR a Proposal will be counted in determining whether the requisite number of Shares have consented to adopt the Proposal. Abstentions and broker non-votes with respect to a Proposal will have the same effect as a vote against such Proposal. In addition, the failure of a holder of Shares to return a signed Consent will have the same effect as if such holder withheld consent to all of the Proposals. Some record holders of Shares, such as depositories, brokers and other nominee holders, may execute a Consent and grant authority to the beneficial owners of the Shares held by them, to enable the beneficial owners of such Shares to decide whether to consent or withhold consent to the Proposals.

      Each Proposal is independently being submitted to the shareholders for their consent. Accordingly, the adoption of each of the Proposals is not conditioned upon the adoption of any other Proposal The invalidity, illegality or unenforceability of any particular Proposal shall be construed in all respects as if such invalid, illegal or unenforceable Proposal were omitted from the Consent without affecting the validity, legality or enforceability of the remaining Proposals.

     If any or all of the Proposals is adopted pursuant to the above consent procedure, Bisco will request the Company, pursuant to Section 607.0704(3) of the FBCA to give prompt notice of the adoption of such Proposal(s) to those shareholders who have not executed Consents.

Solicitations of Consents

      Consents will be solicited by mail, telephone or telecopier and in person. No such persons will receive any additional compensation for such solicitation. Solicitations may be made by the directors, officers and other employees of Bisco, none of whom will receive additional compensation for such solicitations. Bisco has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of its solicitation materials to the beneficial owners of the Shares they hold of record. Bisco will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

      Bisco has retained Garland Associates, Inc. for solicitation services in connection with this solicitation of Consents. Garland Associates, Inc. will solicit Consents from individuals, brokers, banks, bank nominees and other institutional holders. Garland Associates, Inc. is also acting as Information Agent in connection with the Offer. The fees payable by Bisco to Garland Associates, Inc. for its services in connection with this solicitation of Consents and for acting as Information Agent in connection with the Offer will be approximately $15,000. Bisco has also agreed to reimburse Garland Associates, Inc. for certain out-of-pocket expenses and to indemnify Garland Associates, Inc. against certain liabilities and expenses, including liabilities and expenses under the federal securities laws.

     Bisco will bear the entire expense of soliciting Consents.
Costs incidental to the solicitation of Consents will include printing, postage, legal and related expenses and are expected to be approximately $20,000.

Revocation of Consents

     Pursuant to Section 607.0704 of the FBCA, any written consent may be revoked at any time prior to the date the corporation receives the required number of consents to authorize the proposed action. No revocation is effective unless in writing and until received by the corporation at its principal office, or received by the corporate secretary or other officer or agent of the corporation having custody of the book in which proceedings of meetings of shareholders are recorded. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is being revoked and no longer effective.

     The delivery by a shareholder who has executed a Consent of a subsequently dated Consent form which is properly completed will constitute a revocation of any earlier Consent. The revocation may be delivered either to Bisco c/o Garland Associates, Inc. at P.O. Box 3355, Grand Central Station, New York, New York, telephone number (800) 455-6034 (toll free) or
(212) 866-0095 (collect), or to the Company at its principal executive offices, 2113 Florida Boulevard, Suite A, Neptune Beach, Florida 32266, telephone number (904) 249-4197. Although a revocation delivered only to the Company will be effective, Bisco requests that if a revocation is delivered to the Company, a photostatic copy of the revocation also be delivered to Bisco c/o Garland Associates, Inc., so that Bisco will be aware of all revocations and can more accurately determine if and when the Proposals have received the approval of a majority of the Shares outstanding on the Record Date.

Special Instructions

     If you wish to consent the Proposals and were a record holder of Shares on the Record Date, please mark the "CONSENT" box next to each Proposal on the accompanying Consent form and sign, date and mail it promptly to Bisco c/o Garland Associates, Inc. in the enclosed envelope. If you do not wish to consent to a particular Proposal you may mark "Consent Withheld" or "Abstain" box on the accompanying Consent form, and sign, date and mail the form in the enclosed envelope. The failure to return a Consent form will have the same effect as a vote against all of the Proposals.

     When a shareholder whose Consent is solicited specifies a choice with respect to any Proposal, the Consent shall be given in accordance with the specifications so made. If a shareholder fails to check a box marked "Consent", "Consent Withheld" or "Abstain" for any Proposal, such shareholder shall be deemed to have consented to the actions described in that Proposal.

BISCO URGES YOU TO VOTE FOR ALL OF THE PROPOSALS.  YOUR CONSENT
IS IMPORTANT.  PLEASE SIGN, DATE  AND RETURN YOUR GOLD CONSENT
CARD TODAY.

IMPORTANT

If your Shares are held in the name of a brokerage firm, bank, nominee or other institution, only it can sign a Consent with respect to your shares. Accordingly, please contact the person responsible for your account and give instructions for a Consent to be signed representing your shares.

IF YOU HAVE ANY QUESTIONS REGARDING THIS CONSENT STATEMENT OR THE
EXECUTION OF YOUR CONSENT, PLEASE CONTACT:

Garland Associates, Inc.
P.O. Box 3355
Grand Central Station
New York, New York 10163

Toll-Free (800) 455-6034
or
Collect (212)866-0095

April 29, 1997


 CONSENT OF SHAREHOLDER OF FAMILY STEAK HOUSES OF FLORIDA, INC.
                   TO ACTION WITHOUT A MEETING

THIS CONSENT IS SOLICITED BY BISCO INDUSTRIES, INC.

     The undersigned shareholder of Family Steak Houses of Florida, Inc., a Florida corporation (the "Company"), hereby acknowledges receipt of Bisco Industries, Inc.'s Consent Solicitation Statement dated April 29, 1997 (the "Consent Statement") and, unless otherwise indicated below, consents, pursuant to Section 607.0704 of the Florida Business Corporation Act, with respect to all shares of Common Stock, par value $.01 per share, of the Company, held by the undersigned of record on April 30, 1997, to the following actions (as such actions are further described in the Consent Statement, which is incorporated herein by reference), without a meeting, without prior notice and without a vote:

      1. Bylaws Repeal Proposal. To repeal the Company's Amended and Restated Bylaws and any other amendment to the Company's bylaws adopted without shareholder approval subsequent to November 27, 1985 and prior to the effectiveness of the actions proposed to be taken by this written consent.
          /__/   CONSENT                  /__/   CONSENT
 WITHHELD  /__/   ABSTAIN

      2.   Control Share Proposal.  To amend the Company's bylaws
           to provide that Florida's Control Share Act will no
           longer apply to control share acquisitions of the
           Company's common stock.
          /__/   CONSENT                  /__/   CONSENT
 WITHHELD  /__/   ABSTAIN

      3. Proposal to Revoke Poison Pill. To amend the Company's bylaws to require the Company to redeem the recently adopted "poison pill" and to require prior shareholder approval for adoption of any "poison pill" or similar plan, agreement, bylaw or other provision in the future.
          /__/   CONSENT                 /__/   CONSENT
WITHHELD   /__/   ABSTAIN

      4.   Further Bylaws Proposal.  To amend the Company's
           bylaws to provide that the bylaws shall not be subject
           to amendment or repeal by the Board of Directors.
          /__/   CONSENT                 /__/   CONSENT
WITHHELD   /__/   ABSTAIN

     INSTRUCTIONS: To consent, withhold consent or abstain from consenting to a Proposal, check the appropriate box above. IF THIS CARD IS RETURNED EXECUTED AND DATED BUT NOT MARKED WITH RESPECT TO ANY PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO HAVE CONSENTED TO SUCH PROPOSAL.

     The invalidity or unenforceability of any particular provision of this Consent shall be construed in all respects as if such invalid or unenforceable provision were omitted from the Consent without affecting the validity or enforceability of the remaining provisions hereof.


     THE PROPOSALS ARE IN YOUR BEST INTEREST.  BISCO INDUSTRIES,
INC. STRONGLY RECOMMENDS THAT YOU CONSENT TO THE FOREGOING
PROPOSALS.  PLEASE DATE, SIGN AND MAIL THIS CONSENT PROMPTLY,
USING THE ENCLOSED ENVELOPE.

     Dated: _________________________, 1997

           (Signature)

           (Title or authority, if applicable)

                (Signature if held jointly)
      Please sign exactly as name appears on this Consent. If shares are registered in more than one name, the signatures of all such persons are required. A corporation should sign in its full corporate name by a duly authorized officer, stating his/her title. Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such. If a partnership, please sign in the partnership name by authorized person. This Consent shall vote all shares to which the signatory is entitled.




















                     Bisco Industries, Inc.
                     704 W. Southern Avenue
                     Orange, CA  92865-3222
                          714-283-7140


April 28, 1997

Dear Family Steak Houses of Florida, Inc. Shareholder:

      We are writing to ask you to VOTE FOR ALL PROPOSALS ON YOUR GOLD CONSENT CARD. These proposals repeal the anti-takeover bylaws recently adopted by Family Steak Houses of Florida, Inc.'s (the "Company") Board of Directors and adopt new bylaws that "opt-out" of the Florida Control Share Act and eliminate the recently adopted Poison Pill.

             BISCO'S INTERESTS ARE THE SAME AS YOURS

      The Board characterizes Bisco as a corporate raider, yet we have already invested approximately $500,000 in the Company's common stock and we are seeking to invest up to an additional $2,340,000. We are seeking to become a substantial minority shareholder. We are NOT seeking to replace current management, but intend to work WITH management to maximize shareholder value.

                BISCO'S FINANCES ARE NOT AN ISSUE

      Bisco is offering to purchase shares for CASH. Our offer is NOT contingent on financing. Further, the Board suggests that Bisco "would not be in a position to provide substantial financial resources to the Company or to purchase substantially more Shares upon completion of the Offer." We are NOT proposing to lend money to the Company or to acquire the remaining shares. We are investors, not bankers. Our tender offer represents the amount of money we wish to invest in this Company.

WHAT ARE BISCO'S PLANS FOR THE COMPANY?

      The Board expresses concern that Bisco has no restaurant experience, and they are right! We do NOT want to run the Company nor have we ever said we want to run the Company. The Board faults us for not disclosing a specific plan for the Company. How could we propose a specific plan without conducting an in-depth study of the Company and how could we conduct an in-depth study without the cooperation of the Board? As a major shareholder, we would NOT take any action that would hurt shareholder value. What we have said is that we want to work with existing management to increase shareholder value. We have been successful in creating value with our past investments and we have been successful in creating value managing Bisco Industries Inc.

      BISCO HAS NO PLANS TO CLOSE RESTAURANTS OR FIRE EMPLOYEES

      The Board has stooped to scare tactics. We are trying to invest in an ONGOING business. We have no intention of disposing of any restaurant operations at this time. We simply wish to establish a substantial equity investment in the Company and work with current management to maximize shareholder value. Besides, if any restaurants were sold, wouldn't the new owners need those same valued employees to operate their newly purchased properties?

          DOES THE BOARD REALLY CARE ABOUT YOU ANYWAY?

      The Board suggests that there may be a more favorable transaction available to shareholders or that the Board can negotiate a higher price. Yet the Board has NEVER once discussed raising the price of our offer although we have held several negotiations following commencement of our tender offer.

        WHAT HAS THE BOARD DONE FOR SHAREHOLDERS LATELY?

      On March 19, 1997, without consulting shareholders, the Board answered our cash tender offer by unilaterally imposing several very strong anti-takeover provisions, including a "Poison Pill", a "Staggered Board", an 80% "Supermajority" clause, Restrictions on Your Right to Nominate Directors and Restrictions on Your Right To Bring Certain Other Matters of Business Before Shareholder Meetings. The Board has stated in preliminary proxy materials filed in response to our consent solicitation that some of these provisions will be put to a shareholder vote at the upcoming annual meeting. Unless you repeal these anti-takeover measures either now or at the annual meeting, these measures will remove the tender offer decision from you, the shareholder, and place control of your investment in the hands of the Board.

        IS THE BOARD WILLING TO PAY TO GET RID OF BISCO?

      During our negotiations, the Company's counsel said that management wanted to know "what will it take for [Bisco] to go away?" We construed this to suggest that if we stated a price, the Company was willing to pay us to drop our offer, something we were not interested in doing. Although the Board never formally offered Bisco a cash payment to withdraw the Offer, the Board did offer to grant Bisco long-term warrants to purchase Shares as an inducement for Bisco to not pursue the tender offer or solicit shareholder consents. Is management so afraid that we might upset their applecart that they would be willing to give us your money to convince us to go away?

              WHAT THEN ARE THE BOARD'S INTERESTS?

      According to the preliminary proxy materials filed by the Company, the Company's directors and executive officers owned just 196,641 common shares. This 1.8% equity ownership is worth $176,976 at $.90 per share. Compare this with Bisco's announced intention to invest a total of approximately $2,700,000! How can management claim to share your interests if they hardly own any stock?

     COULD THE BOARD BE MORE INTERESTED IN SALARY AND PERKS?

      We are concerned that the current Board and executive officers may be more concerned with salary, benefits, perquisites and director fees than they are with the welfare of their shareholders. Who owns this company? Whose money is at risk, the Board's or the shareholders?

  THE BOARD IS WILLING TO DESTROY EARNINGS TO RESIST OUR OFFER

      As of this writing, the Board probably has already spent over $100,000 of YOUR money to defend themselves against our offer. It appears they are willing to spend over $200,000 of YOUR money to continue resisting our offer. That's more than the value of the Board's holdings of the Company's stock! As a matter of fact, the Company only earned $267,000 before income taxes and an extraordinary item for all of fiscal 1996! Wouldn't the Board better serve YOUR interests as shareholders by letting you keep your money and welcoming the opportunity to explore ways to make more money for ALL of us?

    WE OFFER A SUBSTANTIAL PREMIUM TO RECENT STOCK PRICES...

      We are offering to purchase shares at a substantial premium to recent market prices. During the 7 months prior to announcement of our tender offer the Company's stock traded below $.75 and as low as $.47 per share. Our $.90 offer represents a 50% premium over the cost of our own open market purchases ($.60 per share) and a 45% premium over the average bid price for the 90 days immediately preceding the announcement of our offer ($.62 per share). We firmly believe our own open market purchases are primarily responsible for the Company's February stock price gain and we must ask: "If we are forced to go away, who else will support YOUR stock price?

     AND A GENEROUS MULTIPLE TO CURRENT OPERATING INCOME...

      In fiscal 1996, the Company had total earnings before extraordinary items of only $267,000, or $.02 per share. At $.90 our offer is 45 times 1996 earnings. Ryan's Family Steak Houses, the Company's franchisor, sells for only 10 times earnings.

   WHAT DID THE BOARD'S FINANCIAL ADVISOR SAY ABOUT THE OFFER?

      The Board retained an outside financial advisor to evaluate the fairness of Bisco's $.90 per share cash offer. J.C. Bradford & Co., the Board's own financial advisor, reported "...the $.90 per share value of the Company represented by the offer is within the range of value of the company."

     BUT WE CANNOT BUY SHARES UNLESS YOU AMEND THE BYLAWS...

      Unless the Company "opts-out" of the Florida Control Share
Act, repeals the Poison Pill and revokes certain other anti-takeover provisions recently instituted in the Bylaws, we CANNOT purchase additional shares under our tender offer without incurring financial and voting loss.

           AND WHAT IF WE LOSE PATIENCE AND WALK AWAY?

      We believe that our tender offer has been supporting the stock price. We would like to point out that after a brief spurt above our offer price immediately after we announced our tender offer, the stock has traded in the neighborhood of our $.90 offer. Since announcing our first extension on April 4th, the stock has continued to drift down and trades at a substantial discount to our $.90 offer. We put our money on the table. We opened our offer to any and all shareholders who wish to sell their stock for $.90 a share. As of April 11, shareholders had tendered approximately 2,048,000 shares (almost 20% of the outstanding shares), and yet the Board continues to erect obstacles to thwart shareholders who wish to realize $.90 for their stock. What will happen to YOUR stock if we lose patience and walk away?

            VOTE TO PROTECT YOUR RIGHTS AND INTERESTS

      Affirm YOUR right to control YOUR Company's fate. Sign, date and return the enclosed GOLD card today! Consent to ALL of our proposals.

    PLEASE EXECUTE AND RETURN YOUR GOLD CONSENT CARD TODAY!!!

      Thank you for your time, consideration and support on this important matter.

Sincerely,


Mr. Glen F. Ceiley
President, Bisco Industries, Inc.


For more information, please contact our proxy solicitor:

                       (Garland Associates Logo & tel #)